January 12, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N. W.
Washington, D.C.  20549

Re: Waterstone Financial, Inc.
Form DEF 14A for the year ended December 31, 2014
File No. 001-36271

Ladies and Gentlemen:

We are in receipt of your oral comment in connection with the WaterStone Bank variable compensation bonus calculation disclosure.

At your request, we acknowledge that Waterstone Financial, Inc. is responsible for the adequacy of the disclosure in our filings and that we will comply with the comment in future filings to the extent it is material.

Sincerely,

Allan R. Hosack
Chief Financial Officer